UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

of

The Government of Jamaica

(Name of Registrant)

Date of end of last fiscal year: March 31, 2022

SECURITIES REGISTERED

(As of close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
—*	—	—

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Cathleen E. McLaughlin, Esq.

Paul Hastings LLP

200 Park Avenue

New York, NY 10166

*	The Government of Jamaica files Annual Reports on Form 18-K voluntarily in order for the Government of Jamaica to incorporate such Annual Reports into its shelf registration statements.

1.	In respect of each issue of securities of the registrant registered, a brief statement as to:

	(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

None.

	(b)	The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

None.

	(c)	The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

None.

2.	A statement as of March 31, 2022, giving the total outstanding of:

	(a)	Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in foreign currency it should not be included under this paragraph (a), but under paragraph (b) of this item.)

The internal funded debt of Jamaica at March 31, 2022, totaled J$810,089.7 million (excluding the internal funded debt payable in foreign currency).

	(b)	External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

The external funded debt of Jamaica at March 31, 2022, totaled US$9,139.2 million (including the internal funded debt payable in foreign currency excluded from the paragraph above, of which there was none as at March 31, 2022).

3.	A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

See tables on pages D-92 to D-94 of Exhibit (D), which are hereby incorporated by reference herein.

4.	(a)	As to each issue of securities of the registrant which is registered, there should be furnished a breakdown of the total amount outstanding, as shown in Item 3, into the following:

(1) Total amount held by or for the account of the registrant.

None.

(2) Total estimated amount held by nationals of the registrant (or, if registrant is other than a national government, by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

Not practicable.

(3) Total amount otherwise outstanding.

Not applicable.

	(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the registrant to reacquire such securities.

Not applicable.

5.	A statement as of the close of March 31, 2022, giving the estimated total of:

	(a)	Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant.)

At March 31, 2022, Jamaica had J$185,504.9 million in internal variable-rate debt (22.9% of total internal debt).

	(b)	External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable.)

At March 31, 2022, Jamaica had US$6,132.6 million in external variable-rate debt (67.8% of total external debt).

6.	Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

See “Public Finance—The Central Government Budget” and “—Revenue and Expenditure for FY 2021/2022,” pages D-82 to D-86 of Exhibit (D), which is hereby incorporated by reference herein.

7.	(a)	If any foreign exchange control, not previously reported, has been established by the registrant, briefly describe such foreign exchange control.

Not applicable.

	(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect on any such action, not previously reported.

Not applicable.

8.	Brief statements as of a date reasonably close to the date of the filing of this report (indicating such date), in respect of the note issue and gold reserves of the central bank of issue of the registrant, and of any further gold stocks held by the registrant.

Jamaica does not maintain gold reserves.

9.	Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. The statement should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in items of value and of weight or quantity; if statistics have been established in terms of value, such will suffice.

See “The External Economy—Balance of Payments,” “—Foreign Trade—Exports,” “—Imports,” and “—Trading Partners,” pages D-71 and D-77 of Exhibit (D), which is hereby incorporated by reference herein.

10.	The balances of international payments of the registrant for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations.” (These statements need to be furnished only if the registrant has published balances of international payments.)

See “The External Economy—Balance of Payments,” pages D-71 and D-72 of Exhibit (D), which is hereby incorporated by reference herein. The statements of these balances conform to the nomenclature and form used by the International Monetary Fund.

EXHIBITS

The following exhibits should be filed as part of the annual report:

(a)

Copies of any amendments or modifications, other than such amendments or modifications that have been previously filed, to all exhibits previously filed other than annual budgets. If such amendments or modifications are not in the English language, there should be furnished in addition thereto a translation into English if the original exhibit was translated into English.

None.

(b)

A copy of any law, decree, or administrative document outlined in answer to Item 1(b). If such law, decree or document is not in the English language, there should be furnished in addition thereto a translation thereof into English.

None.

(c)	A copy of the latest annual budget of the registrant, if not previously filed, as presented to its legislative body. This document need not be translated into English.

(d)	The registrant may file such other exhibits as it may desire, marking them so as to indicate clearly the items to which they refer.

This annual report comprises:

(a)	Pages numbered (1) to (D-139) consecutively.

(b)	The following exhibits:

Exhibit (A) — None

Exhibit (B) — None

Exhibit (C) — Financial Statements and Revenue Estimates for the Government of Jamaica for the year ending March 31, 2023.

Exhibit (D) — Description, dated June 14, 2022, of the Government of Jamaica.

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

SIGNATURE

Pursuant to the requirements of the United States Securities Exchange Act of 1934, the registrant, the Government of Jamaica has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kingston, Jamaica on June 14, 2022.

GOVERNMENT OF JAMAICA

By:	/s/ Nigel Clarke, DPhil, MP
Name:	Nigel Clarke, DPhil, MP
Title:	Minister of Finance and the Public Service

EXHIBIT INDEX

Exhibit	Description

(C)	Financial Statements and Revenue Estimates for the Government of Jamaica, for the year ending March 31, 2023.

(D)	Description, dated June 14, 2022, of the Government of Jamaica.

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